

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

<u>Via E-mail</u>
Jack Zoeller
President and Chief Executive Officer
Cordia Bancorp Inc.
11730 Hull Street Road
Midlothian, VA 23112

> **Re: Cordia Bancorp Inc.**
> **Confidential Draft Registration Statement on Form S-4**
> **Submitted November 9, 2012**
> **CIK No. 0001466292**

Dear Mr. Zoeller:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please revise to update the financial information through the period ended September 30, 2012 as required by Rule 8-08 of Regulation S-X.

2. Noting your brief discussion of a rights offering on page 5, please supplementally advise the staff as to the details, including the end date of the offering and whether a registered offering is contemplated. The filing should be revised as appropriate, to reflect the results of that offering.

Cover Page

3. Revise to provide the approximate number of shares that will be issued in the share exchange. In addition, provide the per share consideration. Please make corresponding changes where appropriate throughout the proxy statement/prospectus.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Act of 2012 ("the Act"), please revise your prospectus to provide the following additional disclosures:

    - Describe how and when a company may lose emerging growth company status;
    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
    - State your election under Section 107(b) of the JOBS Act:
        o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
        o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Additional Information

5. Revise to provide more detail regarding the reverse stock split, including a discussion of why the split was initiated.

Questions and Answers

General

6. Revise to add questions for "What ownership percentage of Cordia will non-affiliated owners of BOVA (excluding Cordia's interest) have after the exchange?" and "What is the current book value per share of BOVA and what will be the book value per .664 shares of Cordia after the exchange?" or similar questions. Make similar disclosures under the section "The Share Exchange" on page 5.

How does the BOVA Board of Directors recommend that I vote?, page 1

7. We note that the BOVA directors and executive officers have interests that may be different from the interests of the BOVA shareholders. Please revise to include disclosure regarding their interests in this section.

What vote is required to adopt the proposal?, page 1

8. We note that in this section and throughout the filing, you have inserted brackets as placeholders for certain information. While we are aware that some information may change between the date of your filing and the date of the share exchange, information such as the percentage of BOVA common stock that you hold and the pro forma consolidated financial data should be included in the next amendment so that the staff may fully consider your disclosure. Please revise.

How was the exchange ratio determined?, page 3

9. Revise your disclosure to provide a more detailed description of how the exchange ratio was determined, including a discussion of the various factors that were considered in determining the exchange ratio.

10. Please supplementally provide to the staff the board boards or other materials that the BOVA board considered in making their recommendation to shareholders.

Summary

Information Regarding Cordia and BOVA, page 5

11. We note your disclosure on page 41 that BOVA is a majority owned subsidiary of Cordia. Please revise to make clear that the Cordia and BOVA management and boards contain many of the same people, and please add a more detailed discussion of the history of Cordia and BOVA's relationship including when and how BOVA became a subsidiary.

Interests of BOVA Directors and Executive Officers in the Share Exchange, page 6

12. Please revise your disclosure to more specifically describe the interests that are different from, or in addition to, the interests of the BOVA shareholders, including the identities of interested directors and any compensation that they will receive. Please make corresponding changes on page 13 in Risk Factors.

Comparison of Shareholder Rights, page 6

13. Please add a cross reference to your more detailed discussion regarding the differences between the shareholder rights on page 90.

Selected Historical Consolidated Financial and Financial Data tables, pages 7-8

14. Please revise to provide a line item for "net interest income" for each of the periods presented for both entities.

Risk Factors, page 13

15. Please include a representation in the introductory paragraph that all material risks have been discussed in this section.

BOVA has been operating under a Written Agreement…, page 14

16. Revise to describe what will happen to the Written Agreement as a result of the share exchange and confirm that no regulatory approvals for the exchange are required to maintain compliance with the Written Agreement.

The Share Exchange

Background and Reasons for the Share Exchange, page 20

17. Please revise your disclosure to more fully discuss the negotiations between Cordia and BOVA regarding the capital raise and the December 2011 decision to conduct the restructuring.

18. It appears that, based on your disclosure on page 21, there were only two persons on the disinterested director committee. Please add a section in Risk Factors that discusses the small size of the committee, relative to the number of BOVA directors.

BOVA's Reasons for the Share Exchange, page 22

19. Please revise to include any negative factors that the board considered when they determined that the share exchange is in the best interests of BOVA and its shareholders.

Fairness Opinion of Davenport & Company LLC, page 22

20. Revise to include the compensation paid to Davenport as a result of the December 2010 transaction disclosed on page 23.

Information about Cordia

Marketing Focus and Business Strategy, page 36

21. In numerous places throughout the proxy statement/prospectus, you appear to discuss Cordia and BOVA interchangeably. For example, on this page, you state that "[o]ur banking strategy includes…" when discussing BOVA's banking strategy. Please revise to consistently differentiate between Cordia, the registrant, and BOVA. In addition,

revise to include the disclosure required by Item 14 of Form S-4 for Cordia, specifically. If Cordia's business is solely to function as a majority shareholder of BOVA, and if certain of the disclosure items required by Item 14 are not applicable, your disclosure should make this clear. If Cordia holds ownership and/or management interests in other entities, please describe such interests. Finally, your disclosure regarding the two companies should be more distinctly separated throughout the proxy statement/prospectus, including in the section entitled Management on page 75. Please review your proxy statement/prospectus in its entirety and revise as applicable.

Management's Discussion and Analysis of Financial Condition and results of Operations – Cordia

General

22. Please revise the next amendment to include a discussion of operating results for both the three and nine month periods ending September 30, 2012 as well as for the comparable periods of fiscal 2011.

Comparability to Past periods, page 41

23. Please revise the discussion of the results of operations, for each period presented, to quantify the impact on each specific line item (e.g. interest income, net interest margin, interest expense, etc.) impacted as a result of the accounting adjustments associated with the acquisition of BOVA.

Provision for Loan Losses, page 44

24. Please revise your next amendment to more comprehensively bridge the gap between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during the periods presented and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses.

25. We note the change in the allowance for loan loss methodology during the quarter ended June 30, 2012. Please revise to address the following:

- Revise to discuss in greater detail the new loan activity which has occurred since the implementation of the new credit and lending team;
- Discuss in greater detail the specifics which enabled management to determine that the credit quality of the loan portfolio had improved;
- Address the reasons management determined that a high general reserve appeared unwarranted for the new loans originated by the new credit and lending team;

- Discuss the types and amounts of loans originated (i.e. as well as their performance) by the new lending team in regard to the overall composition of the lending portfolio;
- Discuss in detail the historical losses recognized by each of the different lending categories;
- Discuss in detail how the weightings were applied in the determination of the historical loan loss ratio before and after the change in methodology; and
- Discuss how the qualitative factors identified impacted the determination of the allowance for loan losses.

Similar disclosures should be provided with MD&A of BOVA as well.

Allowance for Loan Losses, page 48

26. Please revise the table on page 50 to address the following credit quality metric ratios for each period presented:

- the ratio of nonaccrual loans to total loans
- the ratio of nonperforming assets to total assets

27. Please revise the table to address how troubled debt restructurings are accounted for in the determination of these ratios.

28. Please revise the table to separately disclose the allowance for loan losses which has been recorded and is directly to the purchased credit impaired loans. The credit quality metrics which have been disclosed should indicate whether or not this specific allowance has been included in the calculations.

Nonperforming Assets, page 51

29. Please revise the nonperforming assets table to disclose troubled debt restructurings by loan type as well as identifying the amounts that are performing and nonperforming. Please indicate whether the loans that have been identified as troubled debt restructurings have been included within nonaccrual loans.

Supervision and Regulation, page 59

30. You may not qualify your discussion by reference to the relevant statutory and regulatory provisions. Please revise to state that all material information has been discussed.

Unaudited Pro Forma Condensed Combined Financial Information, page 71

31. Please revise to update the pro forma financial information through the period ended September 30, 2012.

32. Please revise to disclose the ownership percentages held by Cordia in BOVA at each reporting period presented.

33. Please tell us how you accounted for the increased ownership in BOVA acquired during the three month period ended September 30, 2012.

34. Please revise to disclose the specific authoritative accounting literature you are following in accounting for the proposed transaction with BOVA.

35. Please revise to include notes to the pro forma financial statements which describe each of the individual pro forma adjustments separately.

Executive Compensation

Summary Compensation Table, page 80

36. Revise to clarify whether the compensation listed is paid by BOVA or Cordia.

Security Ownership of Certain Beneficial Owners and Management

Cordia, page 83

37. Revise to add columns showing the share amounts and ownership percentages that will be held as a result of the share exchange. Please make corresponding changes to the table on page 84.

BOVA, page 84

38. Please revise to add the total amounts for all directors and officers as a group. Please also fill in the ownership percentages in the column entitled Percentage of Shares of Common Stock Outstanding, where the percentage is greater than 1%.

Cordia Bancorp Unaudited Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

39. Please revise the consolidated statement of operations to provide financial information for both the three and nine month periods of fiscal 2012 and fiscal 2011 respectively in the next amendment.

Note 1. Organization and Summary of Significant Accounting Policies

Note 1 (e) Allowance for loan Losses, page F-10

40. We note your use of a weighted average historical loss factor in the determination of the general allowance for unimpaired loans. Please revise to address the specific weightings given to the "more recent quarters" in this determination.

Note 2. Business Combinations, page F-14

41. Please revise to disclose the purchase accounting adjustments recorded in conjunction with the acquisition of the interest in BOVA in December 2010. In accordance with ASC 805-10-50-5, information should be provided which would enable the reader to evaluate the financial effects of adjustments recognized in the current reporting period that relate to business combinations that occurred in previous reporting periods. Similar disclosures should be made in the notes to the audited financial statements as well.

Note 4. Loans, Allowance for Loan Losses and Credit Quality, page F-15

42. For each period presented, please revise to disclose a rollforward of activity in the allowance for loan losses recorded in conjunction with the loans acquired with evidence of deterioration in credit quality.

Bank of Virginia Unaudited Financial Statements

Notes to Financial Statements

Note 1 . Unaudited Financial Statements, page F-68

43. Please revise to include the significant accounting policies of the company.

Appendix D – Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision and Allowance for Loan Losses, page D-7

44. Please revise to provide two years of allowance for loan loss activity as required by Item IV A. and B. of Statistical Guide 3.

45. Please revise the allowance for loan loss rollforward table to separately disclose the activity for each type of commercial real estate loan.

Nonperforming Assets, page D-9

46. For each period presented, please revise to disclose troubled debt restructurings by loan type as well as identifying the amounts that are performing and nonperforming. Please indicate whether the loans that have been identified as troubled debt restructurings have been included within nonaccrual loans.

47. Please revise to disclose the amount of OREO for each period presented. The nonaccrual loan table on page D-10 could be revised accordingly to address the information required.

Loans and Loan Loss Summary, page D-11

48. Please revise the table to address the following credit quality metric ratios for each period presented:

- the ratio of nonaccrual loans to total loans
- the ratio of the allowance for loan losses to nonaccrual loans
- the ratio of nonperforming assets to total assets

The table should clearly address how troubled debt restructurings are accounted for in the determination of these ratios.

Appendix E – Management's Discussion and Analysis of Financial Condition and Results of Operations

General

49. Each of the disclosures requested within the comments under Exhibit D should be presented within the financial information for the interim periods as well.

50. Please revise to include the Statistical Guide 3 disclosures for the interim periods presented.

51. We note that this Appendix contains references to disclosure included in BOVA's Form 10-K for the year ended December 31, 2011. Please remove any such references as BOVA is not eligible to file on Form S-3 at this time.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Marc Thomas at (202) 551-3452 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Aaron Kaslow
        Kilpatrick Townsend & Stockton LLP